October 16, 2024

Alan Tuchman
Chief Executive Officer
Synaptogenix, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

       Re: Synaptogenix, Inc.
           Registration Statement on Form S-3
           Filed October 10, 2024
           File No. 333-282589
Dear Alan Tuchman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Daniel Bagliebter